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                                                                                               EXHIBIT 12
                         INDIANA MICHIGAN POWER COMPANY
                       Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                       1997       1998       1999       2000       2001
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . . .$ 39,678   $ 35,910   $ 31,442   $ 24,154   $ 21,647
  Interest on Other Long-term Debt. . . . . . . . . .  21,064     27,457     38,623     55,977     56,597
  Interest on Short-term Debt . . . . . . . . . . . .   3,248      4,903      9,207     19,263     13,088
  Miscellaneous Interest Charges. . . . . . . . . . .   3,187      3,113      6,754     20,356      3,929
  Estimated Interest Element in Lease Rentals . . . .  79,700     79,300     73,800     74,100     74,000
       Total Fixed Charges. . . . . . . . . . . . . .$146,877   $150,683   $159,826   $193,850   $169,261

Earnings:
  Net Income (Loss) . . . . . . . . . . . . . . . . .$146,740   $ 96,628   $ 32,776  $(132,032)  $ 75,788
  Plus Federal Income Taxes . . . . . . . . . . . . .  74,223     47,210     18,866     (4,524)    49,725
  Plus State Income Taxes . . . . . . . . . . . . . .   7,519      4,938     (7,352)     9,237      9,442
  Plus Fixed Charges (as above) . . . . . . . . . . . 146,877    150,683    159,826    193,850    169,261
       Total Earnings . . . . . . . . . . . . . . . .$375,359   $299,459   $204,116  $  66,531   $304,216

Ratio of Earnings to Fixed Charges. . . . . . . . . .    2.55       1.98       1.27       0.34       1.79
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